FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 20, 2011
Commission File Number: 001-33290
JA Solar Holdings Co., Ltd.
36 Jiang Chang San Road,
Zhabei, Shanghai, China 200436
The People’s Republic of China
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .
N/A

This Form 6-K consists of:
The notice of annual general meeting of shareholders of JA Solar Holding Co., Ltd. (the “Registrant”), to be held on August 15, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.
By	/s/ Peng Fang
	Name:	Peng Fang
	Title:	Chief Executive Officer

Date: July 20, 2011

JA Solar Holdings Co., Ltd.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on August 15, 2011
NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of JA Solar Holding Co., Ltd. (the “Company”) will be held on August 15, 2011 at 10:30 a.m., Beijing time, at the conference room of the Company, No. 36, Jiang Chang San Road, Zhabei, Shanghai, the People’s Republic of China, for the following purposes:
1.	To receive and consider the audited financial statements and the Reports of the Chairman and Chief Executive Officer for the year ended December 31, 2010.
2.	To re-elect Erying Jia, the retiring director, and authorize the Board of directors to fix his remuneration.
3.	To elect Yong Liu as a director of the Company, and authorize the board of directors to fix his remuneration.
4.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.
Holders of record of our ordinary shares at the close of business on July 11, 2011 are entitled to vote at the annual general meeting.
FOR THE BOARD OF DIRECTORS
Baofang Jin
Chairman of the Board of Directors
Dated: July 19, 2011

JA SOLAR HOLDINGS CO., LTD.	No.36, Jiang Chang San Road, Zhabei,	Tel : +86(21)6095 5999 / 6095 5888
	Shanghai, China, 200436	Fax: +86(21)6095 5959 / 6095 5858
www.jasolar.com

Resume of director candidates:
Erying Jia. Mr. Erying Jia, 56 years old, is currently an executive deputy general manager and director of JingLong Industry and Commerce Group Co., Ltd. (“JingLong Group”), JA Solar’s largest supplier, which is also owned by the shareholders of JA Solar’s largest shareholder, Jinglong Group Co., Ltd. Mr. Jia has held several administrative positions in Ningjin County of Hebei Province, China. Mr. Jia’s participation on the board further strengthens the relationship between JingLong Group and JA Solar.
Yong Liu. Mr. Yong Liu has more than 15 years of operations management experience at semiconductor wafer and solar cell manufacturing facilities. He joined JA Solar as a general manager of the Company’s Yangzhou manufacturing site in July 2008. He currently serves as the company’s CTO and senior vice president, in charge of the operations of JA Solar’s manufacturing sites and R&D facilities. Prior to joining JA Solar, he served as a fab director at Semiconductor Manufacturing International Corporation (SMIC), responsible for running three 12-inch wafer foundry fabs, which were the most advanced wafer fabs in China. Prior to SMIC, he worked as a deputy production manager at Wacker Siltronic Singapore. Mr. Liu received a bachelor’s degree in solid state physics and a master’s degree in solid state chemistry from the University of Science and Technology of China in 1990 and 1992, respectively.

JA SOLAR HOLDINGS CO., LTD.	No.36, Jiang Chang San Road, Zhabei,	Tel : +86(21)6095 5999 / 6095 5888
	Shanghai, China, 200436	Fax: +86(21)6095 5959 / 6095 5858
www.jasolar.com